1271 Avenue of the Americas | New York, New York 10020

Blankrome.com

Phone:	(212) 885-5358
Mobile:	(516) 457-4238
Fax:	(917) 332-3824
Email:	Leslie.Marlow@Blankrome.com

May 1, 2023

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick McPhun

Re:	Safe and Green Development Corp

Amendment No. 1 to Form 10-12B

Filed February 6, 2022

File No. 001-41581

Dear Mr. McPhun:

On behalf of our client, Safe and Green Development Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 24, 2023 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form 10-12B (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 2”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 2 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

United States Securities and Exchange Commission

May 1, 2023

Amendment No. 1 to Form 10-12B Risk Factors, page 13

1.	We note that your property development includes indirect investments in properties where you may invest in minority stakes. Please tell us what consideration you have given to including a risk factor regarding compliance with the registration requirements of the Investment Company Act of 1940.

Response: We respectfully submit that the Company is not investment company for purposes of the Investment Company Act of 1940. The Company is an operating company and will provide development and/or other services to the properties in which it invests indirectly. We believe the Company is not engaged primarily, nor proposing to engage primarily, in the business of investing, reinvesting, or trading in securities. In addition, the Company is not engaged, nor proposing to engage, in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; nor engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and does not owns or proposes to acquire investment securities having a value exceeding 40% of the value of the Company’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Agreements with SG Holdings, page 32

2.	We reissue comment 3. Please revise this section to clearly disclose the material terms of each agreement. For example, we note the discussion of the tax matters agreement is a discussion of the “general terms,” and the shared services agreement discussion is very general in terms of the services to be provided and the fees associated with these services. Please also provide an estimate of the expected fees associated with these services.

Response: We have added disclosure regarding the material terms of each agreement and provided an estimate of the expected fees associated with these services to be provided.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 41

3.	We note your response to comment 5 and reissue in part. Please discuss the material terms of the secured note on the St. Mary’s industrial site and the extension of the note on the Largo Vista property.

Response: We have added disclosure regarding the material terms of the secured note on the St. Mary’s industrial site and the extension of the note on the Largo Vista property.

United States Securities and Exchange Commission

May 1, 2023

Business, page 44

4.	We note your response to comment 6 of our letter and reissue in part. Please provide clear disclosure of any conflicts of interest that may exist after the distribution based upon the numerous arrangements and/or agreements between the parties. For example, please highlight your reliance upon affiliated parties. Additionally, we note that you are obligated to hire SG Echo, so long as they are offering their services at a price that is within 5%. Please add risk factor disclosure to address this risks associated with this obligation.

Response: We have added disclosure regarding our reliance on SG Echo and as to conflicts of interest based upon the numerous arrangements and/or agreements between the parties that may exist after the distribution. Please note that the obligation to hire SG Echo so long as they are offering their services at a price that is within 5% is an obligation of JDI-Cumberland Inlet, LLC under its Building Services Agreement with SG Echo. We respectfully submit it is not a material risk to the Company.

5.	We note your response to comments 8 and 9. In response to our comments, your revised your disclosure to remove references to the backlog experienced by SG Holdings. Please clarify why you removed this disclosure, given the most recent periodic report of Safe & Green Holdings reflects a backlog. Please expand upon your plans regarding the intent to build additional manufacturing facilities and clarify here and elsewhere as appropriate, including MD&A and business section, the impact lack of availability of the modular units due to SG Holdings’ backlog could have upon your business and the associated risks.

Response: We removed the disclosure that SG Holdings has a backlog of 4,000 units because the disclosure was incorrect. The 4,000 units represents our pipeline of projects and is separate and apart from the backlog reported by SG Holdings in its periodic filings. We have added disclosure here and in MD&A regarding SG Holdings’ backlog and the impact lack of availability of the modular units due to SG Holdings’ backlog could have upon the Company’s business and the associated risks.

6.	We reissue comment 13. Please disclose the material terms of the fabrication agreement with SG Echo. Please also discuss this agreement in the certain relationships and related transactions section.

Response: We have added disclosure regarding the material terms of the of the fabrication agreement with SG Echo and discussed the agreement in the certain relationships and related transactions section.

* * *

United States Securities and Exchange Commission

May 1, 2023

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or (516) 496-2223.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	David Villarreal

CEO, Safe and Green Development Corporation